   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 14, 1997.
                             REGISTRATION NO. 333-

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON D.C. 20549

                            -----------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                       ALL AMERICAN COMMUNICATIONS, INC.
             (Exact Name of Registrant as Specified in Its Charter)

           DELAWARE                       808 WILSHIRE BOULEVARD                  95-3803222
(State or other jurisdiction of     SANTA MONICA, CALIFORNIA 90401-1810        (I.R.S. Employer
 incorporation or organization)               (310) 656-1100                  Identification No.)

               (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                            -----------------------

                                THOMAS BRADSHAW
          SENIOR EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                       ALL AMERICAN COMMUNICATIONS, INC.
                             808 WILSHIRE BOULEVARD
                      SANTA MONICA, CALIFORNIA  90401-1810
                                 (310) 656-1100
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                            -----------------------

                                WITH A COPY TO:
                             BARRY L. DASTIN, ESQ.
                  KAYE, SCHOLER, FIERMAN, HAYS & HANDLER, LLP
                      1999 AVENUE OF THE STARS, SUITE 1600
                             LOS ANGELES, CA 90067
                                 (310) 788-1000

                            -----------------------

Approximate date of commencement of proposed sale to the public: from time to time after this registration statement becomes effective as determined by market conditions.

         If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or reinvestment plans, check the following box. [X]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE


                                                        PROPOSED             PROPOSED
                                                        MAXIMUM              MAXIMUM
                                   AMOUNT              AGGREGATE            AGGREGATE        AMOUNT OF
         TITLE OF SHARES            TO BE              PRICE PER             OFFERING       REGISTRATION
         TO BE REGISTERED        REGISTERED              SHARE                PRICE             FEE
----------------------------------------------------------------------------------------------------------
Common Stock, par value
  $0.0001 per share           4,419,865 shares          $12.406(1)         $54,833,951    $16,616.35

Class B Common Stock,         2,520,000 shares           $9.0635(2)        $22,837,500    $ 6,920.45
par value $0.0001 per share

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933 (the "Securities Act") based upon the average of the high and low prices of the Company's common stock, par value $0.0001 per share, reported on the Nasdaq National Market on January 9, 1997.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act based upon the average of the high and low prices of the Class B Common Stock, par value $0.0001 per share, reported on the Nasdaq National Market on January 9, 1997.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 SUBJECT TO COMPLETION, DATED JANUARY 14, 1997

                       ALL AMERICAN COMMUNICATIONS, INC.

                         4,419,865 SHARES COMMON STOCK

                     2,520,000 SHARES CLASS B COMMON STOCK

         This Prospectus relates to an aggregate of 4,419,865 shares of common stock, $0.0001 par value per share (the "Common Stock"), and 2,520,000 shares of Class B Common Stock, $0.0001 par value per share (the "Class B Common Stock") of All American Communications, Inc., a Delaware corporation (the "Company"), which are currently issued and outstanding and may be offered for sale by the selling stockholders named herein (collectively, the "Selling Stockholders"). See "Selling Stockholders" and "Description of Securities." The shares of Common Stock and Class B Common Stock offered hereby are referred to herein collectively as the "Shares." The Shares may be offered by the Selling Stockholders for their own account at any time and from time to time on the National Association of Securities Dealers Automated Quotation System ("Nasdaq") in block trades or otherwise at prices to be negotiated at the time of sale.

         The Company will not receive any proceeds from the sale of Shares offered by the Selling Stockholders. The Company has agreed to bear certain expenses (other than selling commissions and fees and expenses of counsel and other advisors to the Selling Stockholders) in connection with the registration and sale of the Shares being offered by the Selling Stockholders.

         The Common Stock and Class B Common Stock are listed on the Nasdaq National Market under the trading symbols "AACI" and "AACIB," respectively. On January 9, 1997, the last sales price of the Common Stock and Class B Common Stock as reported by Nasdaq was $12.50 and $8.75, respectively per share.

FOR A DISCUSSION OF CERTAIN MATERIAL FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE SHARES, SEE "RISK FACTORS" COMMENCING ON PAGE 5 HEREOF.

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
      AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS
       THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
          ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

         The Selling Stockholders, acting as principal for their own account, directly or through agents, dealers, brokers or underwriters to be designated from time to time, may sell the Shares from time to time on terms to be determined at the time of sale. To the extent required, the number of Shares to be sold, the respective purchase price and public offering price, the name of any agent, dealer, broker or underwriter and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying Prospectus Supplement. See "Plan of Distribution." Each Selling Stockholder reserves the sole right to accept or reject, in whole or in part, any proposed purchase of the Shares.

                 The date of this Prospectus is _________, 1997

                             AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices located at 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can also be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Common Stock and Class B Common Stock are listed on Nasdaq National Market. Such material can also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

         The Company has filed a Registration Statement on Form S-3 (of which this Prospectus is a part) (together with all amendments and exhibits thereto, the "Registration Statement") with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus and any accompanying Prospectus Supplement do not contain all the information set forth in the Registration Statement, certain portions of which have been omitted pursuant to the rules and regulations of the Commission. For further information pertaining to the Company and the Shares, reference is hereby made to the Registration Statement. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance such statements are qualified in their entirety by reference to the copy of such contract or other document filed as an exhibit to the Registration Statement.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The Company incorporates by reference herein the following documents heretofore filed with the Commission pursuant to the Exchange Act:

1. Annual Report of the Company on Form 10-K for the fiscal year ended December 31, 1995, as amended on April 29, 1996, and further amended on June 18, 1996;

2. Quarterly Report of the Company on Form 10-Q for the fiscal quarter ended March 31, 1996;

3. Quarterly Report of the Company on Form 10-Q for the fiscal quarter ended June 30, 1996;

4. Quarterly Report of the Company on Form 10-Q, for the fiscal quarter ended September 30, 1996;

5. Current Reports of the Company on Form 8-K or 8-K/A, filed on May 3, 1996, June 14, 1996, June 21, 1996, June 28, 1996, August 6, 1996,
         September 25, 1996, October 22, 1996 and November 6, 1996; and

6. The description of Common Stock contained in the Company's Registration Statement on Form 8-A, filed on March 20, 1986, as amended on April 11, 1986.

7. The description of Class B Common Stock contained in the Company's Registration Statement on Form 8-A, filed on December 4, 1995.

         All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Shares shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, in any accompanying Prospectus Supplement or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         Copies of all documents incorporated by reference herein (other than exhibits to such documents unless such exhibits are specifically incorporated by reference herein) will be provided without charge to each person, including any beneficial owner, who receives a copy of this Prospectus on the request of such person made to All American Communications, Inc., 808 Wilshire Boulevard, Santa Monica, California 90401, tel: (310) 656-1100, Attention: Paul A. Pavlis, Executive Vice President and General Counsel.

         The following is a summary of certain information contained elsewhere in this Prospectus. The following summary should be read in conjunction with, and is qualified in its entirety by, the more detailed information and financial statements (including the notes thereto) incorporated by reference herein. Unless the context otherwise requires, references herein to the "Company" or "All American" are to All American Communications, Inc., its direct or indirect subsidiaries and its predecessors. All American Communications, Inc. owns the following subsidiaries: All American Television Production, Inc. ("AATP"), All American Television, Inc. ("AATV"), All American Entertainment, Inc. ("AAEI"), All American FDF Holdings Inc., ("AAFH"), All American Fremantle International, Inc. ("AAFI"), All American Orbis, Inc. ("AAO"), All American Consumer Marketing Group, Inc. ("AACM") and All American Goodson, Inc. ("AAG").

                                  THE COMPANY

         All American is a diversified worldwide entertainment company with operations in television and recorded music production and distribution. The Company is a leading independent producer and distributor of television programming and believes that it is the largest supplier of game show programming in multiple formats and languages worldwide. The Company's programming includes the Baywatch franchise and 60 game show formats and other television programming, created by the Company's subsidiary Mark Goodson Productions, LLC, including The Price Is Right, the longest running game show in the United States. The Company produces, distributes or owns television programming consisting of 32 series, approximately 30,000 game show episodes, 165 motion pictures and a library of children's programming, documentaries and specials.

         Leading Game Show Supplier. The Company has substantially expanded and diversified its television operations in the past two years through the acquisitions of Mark Goodson Productions, LLC, the producer and worldwide copyright owner and licensor of many of the most successful game show formats ever developed, including The Price Is Right, Family Feud, Match Game, What's My Line and Password; and Fremantle International, Inc., which pioneered the international production and distribution of U.S. television game show formats in all-new versions in local languages, both for Mark Goodson shows and shows developed by other producers such as Let's Make a Deal and The Dating Game.

         The Company's current game show line-up consists of The Price Is Right, in its 25th consecutive season on CBS, and the development of updated versions of three other Goodson game show formats for possible network exhibition or first-run syndication in the 1997/1998 broadcast season, as well as local versions, in certain cases renewed for multi-year periods, of The Price Is Right and Family Feud in Germany and France. In addition, over 17,000 broadcast hours of rerun game show programming produced by Mark Goodson Productions are licensed to The Sony Game Show Channel through October 1997 when the licensing rights revert to the Company. The Company has also recently expanded into the production and distribution of local versions of U.S. style talk-shows in Europe through its acquisition of Orbis Entertainment, Inc.

         Baywatch Franchise. The Company's operations include the production and domestic distribution of Baywatch, one of the highest rated one-hour series in first-run syndication domestically and among the most widely exhibited U.S. television programs worldwide, currently in its seventh season; the production and worldwide distribution of Baywatch Nights, a spin-off series currently in its second season; and the distribution through the end of the current broadcast season of a strip syndication package of 111 Baywatch reruns. The Company has entered into a license agreement with USA Networks providing for exclusive U.S. exhibition of Baywatch reruns and certain other previously aired series on USA Networks cable network through September 2000 (subject to certain renewal options) in consideration for a minimum license fee of $30.4 million payable to the Company in 36 equal monthly installments, commencing September 1997.

         Other New Television Programming. In September 1996, the Company launched The Adventures of Sinbad, a new one-hour series in first-run syndication for the 1996/1997 broadcast season. The series has been cleared on stations covering more than 90% of the U.S. television market and has been presold in substantially all the major foreign territories. In addition, the Company has expanded its television production operations to include programming for the major broadcast and cable networks through the addition in July 1995 of a production team led by David Gerber, former head of MGM Television. The Company currently has network commitments for two movies-for-television, On the Line for ABC and We The Jury for USA Networks as well as various additional long-form programming in development. The Company also acts as third party distributor for programming produced by third parties.

         Library of Television Programming. The Company owns or has the rights to license and distribute an extensive library of programming including series, classic and contemporary motion picture, documentaries, children's programming and various network and cable and live-event specials.

         Music Recording and Distribution. The Company's recorded music operations consist of a roster of artists, including James Brown, Skee-Lo and "Weird Al" Yankovic. In addition, the Company distributes and licenses a catalog of recorded music, including approximately 75 catalog albums in active release by artists currently on the roster, additional artists such as Count Basie, Sarah Vaughn and Dizzie Gillespie, and soundtracks from motion pictures and television shows. The Company distributes its music domestically through a division of Time Warner, Inc. and internationally through various licensees.

         All American seeks to be a leading global provider of quality television programming. Management believes that ownership of its programming combined with its global production and worldwide distribution capabilities provide important long-term competitive advantages. Opportunistic acquisitions and internal development efforts are expected to remain important elements in the Company's growth strategy.

         Management believes that the Company is well positioned to take advantage of current trends in the television industry and that recent regulatory changes, local content requirements, and the proliferation of distribution channels via satellite and cable television will increase the demand for programming content.

         The Company is the legal successor of All American Television, Inc. ("AATV"), a corporation primarily engaged in the production and distribution of television programming. AATV has distributed certain television programming produced by Scotti Brothers Entertainment Industries ("SBEI"), among its other business activities. On February 25, 1991, a wholly-owned subsidiary of AATV was merged (the "Merger") into SBEI, and SBEI became a wholly-owned subsidiary of the Company. On such date, the Company changed its name to "All American Communications, Inc." and the pre-merger operations of AATV were contributed to another wholly-owned subsidiary of the Company.

         The Company's principal executive offices are located at 808 Wilshire Boulevard, Santa Monica, California 90401-1810, and its telephone number is
(310) 656-1100.

                                  RISK FACTORS

         Prospective investors should consider carefully the following factors, as well as all of the other information set forth in this Prospectus, in evaluating an investment in the Shares. This Prospectus contains certain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act that involve risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. The Company's actual results may differ significantly from the results discussed in such forward-looking statements as a result of certain factors and uncertainties set forth below and elsewhere in this Prospectus.

DEPENDENCE ON A LIMITED NUMBER OF PROJECTS; NATURE OF THE ENTERTAINMENT
INDUSTRY

         The Company's revenues have been derived principally from a relatively small number of television productions and recorded music releases. The loss of a major project in any period, unless replaced by new projects, could have an adverse effect on the Company's results of operations. The agreements between the Company and the various domestic television stations which broadcast Baywatch, Baywatch Nights, The Price Is Right and The Adventures of Sinbad do not have automatic renewal provisions and typically expire at the end of each broadcast year. The decision of each broadcaster to renew a particular project is made during the prior broadcast year and is based on a number of factors, including ratings, availability of key talent and estimated clearances from local television stations. Baywatch accounted for approximately 19% and 29% of the Company's revenues during the nine-month period ended September 30, 1996, and the fiscal year ended December 31, 1995, respectively. As a result of the loss of weekly second runs in certain key markets Baywatch has experienced lower ratings. In addition, two of the Company's game shows, The Price Is Right (primarily the United States) and Let's Make a Deal (primarily Germany) accounted in the aggregate for 21% and 20% of the Company's revenues during such respective periods. There is no assurance that Baywatch or any other program will continue its prior level of success in the 1996/1997 television season or that any program will be renewed for any future seasons, except in the case of certain foreign programming subject to multi-year contracts. In addition, there is no assurance that the Company's new first-run series, The Adventures of Sinbad, will be successful. While the Company continually endeavors to develop new programming, there is no assurance that revenue from existing or future programming will replace a possible loss of revenue associated with the reduction in ratings, the future availability of key talent or the nonrenewal of broadcast agreements with respect to any particular program.

         The television and recorded music industries are highly speculative and historically have involved a substantial degree of risk. The success of an individual television program or musical recording depends upon unpredictable and changing factors, such as personal tastes of the public and critics. Therefore, there is a substantial risk that any of the Company's projects will not be successful, resulting in costs not being recouped and anticipated profits not being realized. Although the Company attempts to limit the risks involved with television production through various activities including obtaining insurance and completion bonds and entering into co-production and presale arrangements in selected projects and in its distribution activities the Company expects to continue to take significant financial risks in return for more favorable participation in potential revenues over the life of the programs. Public taste is unpredictable and a shift in demand could cause the Company's television programming to lose its appeal. The Company's television syndication barter business also is impacted by advertising rates, which to the extent they may decline, could have a material adverse effect on the Company's
financial condition or results of operations.   In addition, because the
success of recording artists and releases is highly dependent upon consumer taste and critical response, as well as public awareness of recording artists, the level of marketing and promotional activities and expenses necessary in any particular instance cannot be predicted with certainty.

LEVERAGE

         The Company has substantially increased its leverage as a result of a recently completed private placement of its 10 7/8% Senior Subordinated Notes dues 2001 (the "Notes Offering"), and has the potential to further increase such leverage as a result of an amendment and restatement of its senior credit facility (the "Restructured Credit Facility"). The Company had notes payable totaling approximately $148.1 million and $135.0 million at September 30, 1996 and December 31, 1995, respectively, and such indebtedness represented approximately 66% and 66% of total consolidated capitalization at such dates. On a pro forma basis, giving effect to the Notes Offering and the use of proceeds therefrom, the Company's notes payable would have been approximately $144.3 million at September 30, 1996, or approximately 62% of its capitalization. In addition, as of September 30, 1996, on a pro forma basis, the Company would have had the right to borrow an additional $108.7 million under the Restructured Credit Facility (plus up to an additional $18.8 million of senior debt which could have been incurred thereunder subject to borrowing base availability).

         The Company's degree of leverage may place it at a competitive disadvantage with respect to its less leveraged competitors. This leverage may impair the Company's ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions or other purposes. Additionally, if the Company were to sustain a decline in its operating results or available cash, it could experience difficulty in complying with the covenants contained in the Restructured Credit Facility or any other agreements governing future indebtedness of the Company. The failure to comply with such covenants could result in an event of default under these agreements thereby permitting acceleration of such indebtedness as well as indebtedness under other instruments that contain cross-acceleration and cross-default provisions.

FLUCTUATIONS IN RESULTS OF OPERATIONS

         A large percentage of a television program's revenues is recognized when the program is delivered pursuant to a non-cancelable agreement, provided the applicable broadcast season has commenced. Broadcasters typically make most of their annual programming commitments in the first and second quarters of any calendar year so that new programs will be ready for delivery in the third and fourth quarters of that year, typically the commencement of the broadcast season. Minimum guaranteed revenues from domestic cash license agreements typically are recognized when the license period begins and the program is delivered. Advertising revenues (i.e., sales of advertising time received by the Company in lieu of cash license fees for the sale of program broadcast rights to a broadcast station ("barter syndication")) are recognized upon the commencement of the license period of the respective program pursuant to non-cancelable agreements, provided that the program has been delivered. Minimum guaranteed revenues from foreign license agreements typically are recognized on the date of the license agreement. Revenues from subsequent licensing of delivered product, including rerun strip syndication (i.e., sales of previously aired episodes licensed for broadcast in a five-day-a-week format) are recognized on the commencement of the license period. As a result, significant fluctuations in the Company's total revenues and net income can occur from period to period depending on, among other things, the delivery or availability dates of programs. The Company's television revenues have historically been higher in the third and fourth quarters. The Company's recorded music operations also are subject to fluctuations due to the timing of certain album releases (which may generate significant revenues in the period in which the release occurs) and to the timing of the recognition of artist cost expense (which may occur during a period prior to determination of actual sales of an album).

         Television program costs (e.g., direct production costs, production overhead, interest and certain exploitation costs) are capitalized during the period of production of a respective program. Such capitalized costs, together with estimated total costs of participations and residuals, are amortized based upon the ratio of revenue received during the current period to management's estimate of the remaining gross revenue to be recognized in connection with the respective program. To the extent that such estimates differ from the actual results, there could be a material adverse effect on the Company's financial condition or results from operations. Such estimates are evaluated quarterly and estimated losses, if any, are provided for in full.

         From the quarter ended March 31, 1994 through the quarter ended September 30, 1996, the Company's quarterly revenues have ranged from approximately $7.6 million to $85.2 million, and quarterly net income has ranged from a net loss of approximately $2.7 million to a net profit of approximately $12.6 million. Year to year comparisons of quarterly results may not be meaningful and quarterly operating results during the course of a fiscal year may not be indicative of results that may be expected for the entire fiscal year.

LIQUIDITY AND FINANCING RESOURCES; NEGATIVE CASH FLOWS

         The Company's television and recorded music operations require significant cash outlays. The Company experienced positive cash flows from operations of approximately $29.8 million in the nine-month period ended September 30, 1996; however, the Company experienced negative cash flows from operations of $17.0 million and $14.7 million in the years ended December 31, 1995 and 1994, respectively. The Company attempts to defray the production costs of its television programming by obtaining, prior to commencement of production, one or more of the following: (i) television license fees for exploitation of the project in the United States and foreign markets; (ii) financial contributions by co-producers, if any; and (iii) pre-sales of television, home video and other ancillary rights. However, the Company is generally required to fund a significant portion of television production and recorded music costs, pending receipt of anticipated license fees and recorded music sales, out of its line of credit or working capital. Risks such as production delays, higher talent costs, increased subcontractor costs, political instability overseas, and other unanticipated events may substantially increase production costs and delay completion of the production of any one or more of the Company's programs.

         Substantially all of the Company's revenue from domestic syndication is derived from advertising revenue which is based upon the ratings and viewer demographics of each respective program. See "--Dependence on a Limited Number of Projects; Nature of the Entertainment Industry." Typically, payment for the license and distribution of a particular program follows the broadcast of such program and the determination of the program's respective ratings.
Accordingly, the Company receives payment in connection with licensing and distribution revenues after the broadcast of each respective episode throughout the broadcast season. Consequently, cash flows may fluctuate from quarter to quarter depending upon the ratings for each particular program's broadcast and generally do not correlate with the recognition of revenue which is made at the time the respective programs are delivered and made available for broadcast.
In addition, revenues from rerun strip syndication are recognized on the date of the respective syndication agreement, while collection of the related accounts receivable will typically occur over the period during which the programs are broadcast, even if such agreement covers more than the current broadcast season.

         The Company believes that its existing working capital, together with the proceeds of the Notes Offering, the amount of available borrowings under the Restructured Credit Facility and anticipated cash flows from operations, will be sufficient to satisfy the Company's operating requirements for at least the next twelve months. However, as a result of (i) the timing differences between the recognition of revenue and the collection of the related accounts receivable in connection with revenues from licensing activities and barter syndication, (ii) capitalized program costs and (iii) the operating risks identified above, the Company may continue to experience negative cash flows from operations, from time to time, in the future, even though the Company may report net income for financial reporting purposes during the respective period. Any inability of the Company to obtain adequate financing for operating activities, including the financing of programming production, could delay or cancel the production and delivery of television programming in time for the applicable television broadcast season which could have a material adverse effect on the financial condition or results of operations of the Company.

         From the quarter ended March 31, 1994 through the quarter ended September 30, 1996, the Company's net cash provided by operating activities has ranged, on a quarterly basis, from a use of funds of $14.0 million to a provision of funds of $20.7 million. Year to year comparisons of quarterly results may not be meaningful and quarterly operating results during the course of a fiscal year may not be indicative of results that may be expected for the entire fiscal year.

EXPANSION RISKS

         The Company has experienced significant revenue growth since 1991, in substantial part due to acquisitions, and the Company continues to regularly evaluate potential acquisitions of program rights and the expansion of its business through the acquisition of businesses complementary to the current operations of the Company. Consummation of any such acquisitions or other expansion of the business conducted by the Company, if beyond its capital resources, would be subject to the Company securing additional financing. The Company's ability to achieve its expansion plans will depend on a variety of factors, including its ability to identify and negotiate satisfactory terms with acquisition targets, obtain additional capital on satisfactory terms, operate its business profitably and attract and retain qualified and experienced personnel. There is no assurance that the Company will consummate any acquisition, that any acquisition will be financed on terms favorable to the Company or that any recent or future acquisitions will be profitable.

FOREIGN ECONOMIES; FOREIGN CURRENCY FLUCTUATION

         Approximately 36% of the Company's revenue for the year ended December 31, 1995 was derived from the Company's foreign operations, substantially all of which were based in Europe; and an additional 13% of revenues were derived from licensing rights of domestic productions to licensees outside the United States. The Company anticipates that it will continue to be substantially dependent on revenue derived from outside the United States in the future. The Company's ability to maintain or expand its international business (as well as its ability to contract upon favorable terms with international broadcasters and other licensees), and conduct foreign production activities depends, in part, on the local economic conditions, currency fluctuations, local changes in regulatory requirements, compliance with a variety of foreign laws and regulations, inflation, interest rates, and cultural barriers. In addition, political instability in a foreign nation may adversely affect the ability of the Company to distribute its product in that country. As a result of the foregoing, as well as the many other factors affecting domestic businesses, there is no assurance that the Company's international operations will continue to be successful.

COMPETITION

         Competition is intense within the television and recorded music industries and between each of these industries and other entertainment media. The Company's television programming competes with other first-run programming, network programming and reruns and programs produced by local television stations. The Company also competes with many other companies that have been acquiring, producing, and distributing programs longer than the Company, most of which have greater financial resources than the Company. In addition, vertical integration of the television broadcast market and the creation and expansion of new "networks" which create a substantial portion of their own programming, such as UPN (United Paramount Network.) and WB (Warner Brothers Inc.), have decreased the number of available time slots for, and thereby increased the competition among, programs marketed for first-run syndication by independent syndicators like the Company. There is no assurance that the Company will continue to acquire rights to additional successful properties or enter into agreements for the financing, production or licensing of television programs or musical recordings on terms favorable to the Company.

CONTROL BY MANAGEMENT

         Prior to any sale by the Selling Stockholders pursuant to this Prospectus (based on holdings as of December 4, 1996 and assuming no additional exercise of outstanding warrants or options), approximately 61% of the outstanding shares of the Common Stock will be beneficially held by Anthony J. Scotti and Benjamin J. Scotti, the Company's Chief Executive Officer and Senior Executive Vice President, respectively. Anthony J. Scotti and Benjamin J. Scotti will continue to be in a position to elect at least a majority of the Board of Directors of the Company and control the vote on all matters considered by the Board of Directors or submitted to a vote of the Company's stockholders. The Board of Directors and the stockholders of the Company have approved an amendment to the Company's charter, subject to Nasdaq approval, which would enable holders of the Common Stock to convert such shares into the Company's non-voting Class B Common Stock. To the extent non-management holders of the Common Stock choose to convert such shares, the management holders will have an increased concentration of voting control of the Company. In December 1996, Nasdaq determined not to approve this proposal.

         In the event of a "change in control" of the Company, as variously defined in particular contractual provisions (generally the sale of the Company or the acquisition by persons other than Anthony J. Scotti and related persons of more than 50% of the outstanding Common Stock or the beneficial ownership by Anthony J. Scotti and related persons of less than a specified percentage of the Common Stock), various potentially adverse consequences could occur. Such consequences include the potential acceleration of the Company's senior debt, loss of the right to use the name "Scotti" and the automatic conversion of the Class B Common Stock into Common Stock, which could further impact control of the Company. The cumulative impact of such provisions, combined with the concentration of ownership among the

Company's senior management, may have the effect of delaying, deferring or preventing a change in control of the Company, discouraging tender offers for the Company and inhibiting certain equity issuances.

DEPENDENCE ON KEY PERSONNEL

         The Company is dependent on the efforts and abilities of certain of its senior management, particularly those of Anthony J. Scotti. In addition, the Restructured Credit Facility permits the lenders to terminate the commitments and/or declare all outstanding principal and interest amounts forthwith due and payable if Anthony J. Scotti or all three of the following:
Thomas Bradshaw, Myron Roth and Lawrence Lamattina cease to be active in the businesses of the Company. The Company has entered into employment agreements with each of Messrs. Scotti, Bradshaw and Lamattina. The loss of the services of any key executive could have a material adverse effect on the financial condition or results of operations of the Company.

GOVERNMENT REGULATION

         The Company is subject to various federal and local (including foreign) regulations, particularly by the Federal Communications Commission which regulates program content, competition among broadcasters and the availability of broadcast programming. The Company cannot predict how existing laws and regulations will be interpreted, whether additional laws and regulations will be adopted, or the effect such changes may have on the Company's financial condition or results of operations.

LIMITED PUBLIC MARKET; EFFECT OF CLASS B COMMON STOCK

         There is presently a limited trading market for the Common Stock and the Class B Common Stock and there is no assurance that a more active market will develop for such securities or that, if a more active market is developed, it will be sustained at any specific level. On the basis of the recent market prices of the Common Stock and the Class B Common Stock and of securities of other companies in the entertainment industry, the market price of the Common Stock will depend on many factors, including among other things, prevailing interest rates, the Company's operating results and the market for similar securities. In addition, stock markets have experienced extreme price and volume fluctuations recently which often have been unrelated to the operating performance of specific companies. Although the Class B Common Stock is generally the same as the Common Stock, it is non-voting and historically has traded at a discount to the Common Stock.

ABSENCE OF DIVIDENDS

         No dividends have been paid on the Common Stock or the Class B Common Stock to date, and the Company does not anticipate paying dividends on the Common Stock in the foreseeable future.

SHARES AVAILABLE FOR FUTURE SALE

         Substantially all of the 6,857,195 shares of Common Stock, which amount includes 1,015,043 shares issued upon conversion of a portion of the Company's 6 1/2% Convertible Subordinated Notes due 2003 (the "Convertible Notes") subsequent to the Company's issuance of its notice to redeem the Convertible Notes (which redemption was consummated on November 27, 1996) and 5,191,800 shares of Class B Common Stock outstanding as of the date of this Prospectus and, subject to issuance, the 4,411,345 shares of Common Stock and 1,977,000 shares of Class B Common Stock issuable upon exercise of outstanding options or warrants, will be freely tradeable in the public markets, in certain cases pursuant to a registration statement or an available exemption from registration. No prediction can be made as to the effect, if any, that sales of shares of Common Stock or Class B Common Stock, or even the availability of such shares for sale, will have on the market prices prevailing from time to time. The possibility that substantial amounts of Common Stock or Class B Common Stock may be sold in the public market may adversely affect the prevailing market price for the Common Stock and Class B Common Stock and could impair the Company's ability to raise capital through the sale of its equity securities. See "Description of Securities -- Shares Available for Future Sale."

                              SELLING STOCKHOLDERS

         The Selling Stockholders are certain persons, as set forth in the table below, who from time to time hold Shares. It is unknown if, when, or in what amounts a Selling Stockholder may offer Shares for sale. There is no assurance that the Selling Stockholders will sell any or all of the Shares offered hereby. To the extent required, the public offering price of the Shares to be sold, the names of any agent, dealer or underwriter employed by such Selling Stockholder in connection with such sale, and any applicable commission or discount with respect to a particular offer will be set forth in an accompanying Prospectus Supplement. The material relationship, if any, of each Selling Stockholder to the Company during the past three years is also set forth in the table.

         The Interpublic Group of Companies, Inc. ("Interpublic") has registration rights with respect to 630,000 shares of Common Stock and 2,520,000 shares of Class B Common Stock, all of which are "restricted securities" subject to Rule 144 promulgated under the Securities Act. Interpublic has determined to exercise such registration rights with respect to 630,000 shares of Common Stock and 2,520,000 shares of Class B Common Stock offered pursuant to this Prospectus. Interpublic has entered into a voting agreement with certain management stockholders of the Company (including Anthony J. Scotti) to vote for the election of one member of the Company's Board of Directors nominated by Interpublic. Mr. Eugene P. Beard, Vice Chairman-Finance and Operations of Interpublic, has been a director of the Company since October 12, 1994.

         Certain of the Shares of particular Selling Stockholders are subject to a Shareholders Agreement (the "Shareholders Agreement"), dated August 25, 1996, by and among the Company and Anthony J. Scotti, Benjamin J. Scotti, Thomas Bradshaw and Sydney D. Vinnedge. Pursuant to the Shareholders Agreement, Anthony J. Scotti and Benjamin J. Scotti, and in the event not exercised by them, the Company, have a right of first refusal (the "Refusal Rights") to purchase any of Mr. Bradshaw's shares and any shares acquired by Mr. Vinnedge on or after February 25, 1991, before such shares may be sold, transferred, pledged, encumbered or otherwise disposed of by such Selling Stockholder. Any exercise of the Refusal Rights must be communicated to the relevant Selling Stockholder within five days of the proposed transfer of the shares covered by the Shareholders Agreement (the "Notice"). In the event that Messrs. Bradshaw and Vinnedge seek to transfer any shares covered by the Shareholder Agreement in the course of an ordinary public market transaction, the purchase price per share to be paid by the entity exercising the Refusal Rights shall be equal to the average of the last reported sales price for the Common Stock on the Nasdaq National Market for the ten trading days immediately preceding the date of the Notice, subject to adjustment in certain circumstances.

         The Shares covered by this Prospectus may be sold from time to time so long as this Prospectus remains in effect; provided, however, that the Selling Stockholder is first required to contact the Company's Corporate Secretary to confirm that this Prospectus is in effect. Although the Company will use its best efforts to maintain this Prospectus in effect for up to three years, there is no assurance that such will be the case. Since a Selling Stockholder may be liable if he or it sells Shares when this Prospectus is not in effect, the Company requires each Selling Stockholder to contact it to confirm that this Prospectus is then in effect prior to any sale of Shares. The Selling Stockholders expect to sell the Shares at prices then attainable, less ordinary brokers commissions and dealers' discounts as applicable. Sale of the Shares of certain of the Selling Stockholders may not exceed, during any three month period, the amount specified in Rule 144(e) of the Securities Act to the extent such Selling Stockholders are determined to be "affiliates" of the Company (as defined in Rule 144). For a discussion of Rule 144 of the Securities Act, see "Description of Securities--Shares Available for Future Sale."

                           SELLING STOCKHOLDER TABLE



                          OWNERSHIP BEFORE OFFERING(1)   AMOUNT OFFERED              OWNERSHIP AFTER  OFFERING(2)
NAME AND                  -----------------------------  --------------              -----------------------------
RELATIONSHIP              COMMON    CLASS B              COMMON     CLASS B          COMMON      CLASS B
TO COMPANY                STOCK     COMMON STOCK         STOCK      COMMON STOCK     STOCK       COMMON STOCK
----------                ------    ------------         -----      ------------     -----       ------------
Anthony J. Scotti (3)    3,282,328               0       1,435,995               0   1,076,408              0
Chief Executive Officer
and Chairman of the
Board

Benjamin J. Scotti (4)   1,441,995               0       1,435,995               0      6,000               0
Senior Executive
Vice President;
Executive Vice
President--All American
Music Group; and Director

Myron I. Roth (5)          440,850               0         315,850               0     125,000              0
President, Chief
Operating Officer
and Director

Thomas Bradshaw (6)        385,850         100,000         315,850               0     70,000         100,000
Chief Financial Officer,
Senior Executive Vice
President and Director

Sydney D. Vinnedge (7)     153,975               0         141,975               0     12,000               0
Senior Executive Vice
President and Director

George Back (8)            109,700               0          90,200               0     19,500               0
President--Domestic
Distribution

Lawrence Lamattina (9)     130,000               0          30,000               0     100,000              0
Chief Executive Officer
and President--All
American/Fremantle
Television Group

James Tierney               15,000               0          15,000               0          0               0
Attorney to the
Company

Fredrick Scotti (10)        33,550               0           9,000               0     24,550               0
Senior Vice President,
Administration

The Interpublic            630,000       2,520,000         630,000       2,520,000          0               0
Companies, Inc. (11)
Significant Stockholder

__________________

(1) Amounts include options and other securities exercisable or convertible into shares of Common Stock or Class B Common Stock, as the case may be, held by such beneficial owner, unless such securities are not convertible or exercisable within 60 days.

(2) Assumes all shares offered have been sold without regard to limitations imposed by Rule 144 of the Securities Act.

(3) Common Stock ownership before Offering includes 1,277,638 shares beneficially owned by Messrs. Roth, Bradshaw, Vinnedge, Lamattina, Back, F. Scotti and certain other employees which Anthony J. Scotti has a proxy to vote. Includes vested options to purchase 500,000 shares of Common Stock. Further includes 8,695 shares of Common Stock from conversion of the Convertible Notes registered under a registration statement. Does not include 1,200,000 shares of Class B Common Stock issuable to Mr. Scotti upon exercise of options which have not vested and are not subject to vesting within the next 60 days. Common Stock ownership after Offering excludes 769,925 shares offered herein which are owned by Messrs. Roth, Bradshaw, Vinnedge and Lamattina which Anthony J. Scotti has a proxy to vote.

(4) Includes 6,000 time vesting Common Stock options which have vested. Does not include 14,000 time vesting Common Stock options which have not vested and are not subject to vesting within the next 60 days. Further, does not include 100,000 shares of Class B Common Stock issuable to Mr. B. Scotti upon exercise of options which have not vested and are not subject to vesting within the next 60 days.

(5) 415,850 of such Common Stock shares are subject to a voting proxy granted to Anthony J. Scotti. Includes vested performance options to purchase 100,000 shares of Common Stock. Does not include 50,000 shares of Class B Common Stock issuable to Mr. Roth upon exercise of options which have not vested and are not subject to vesting within the next 60 days.

(6) 385,850 of such Common Stock shares are subject to a voting proxy granted to Anthony J. Scotti. Includes vested performance options to purchase 70,000 shares of Common Stock. Includes 100,000 shares of Class B Common Stock issuable to Mr. Bradshaw upon exercise of vested options. Does not include 150,000 shares of Class B Common Stock issuable to Mr. Bradshaw upon exercise of options which have not vested and are not subject to vesting within the next 60 days.

(7) 120,225 of such Common Stock shares are subject to a voting proxy granted to Anthony J. Scotti. Includes vested performance options to purchase 12,000 shares of Common Stock. Does not include 6,000 shares of Class B Common Stock issuable to Mr. Vinnedge upon exercise of options which have not vested and are not subject to vesting within the next 60 days.

(8) 19,500 of such Common Stock shares are subject to a voting proxy granted to Anthony J. Scotti. Includes vested performance and non-performance options to purchase 19,500 shares of Common Stock. Does not include 6,000 shares of Class B Common Stock issuable to Mr. Back upon exercise of options which have not vested and are not subject to vesting within the next 60 days.

(9) Mr. Lamattina owns 30,000 shares of restricted Common Stock which vest in July 1998, is vested in time vesting options to purchase 50,000 shares of Common Stock and is vested in performance options to purchase 50,000 shares of Common Stock. All such shares are subject to a voting proxy granted to Anthony J. Scotti. Excludes 75,000 time vesting Common Stock options which have not vested and are not subject to vesting within the next 60 days. Further, does not include 25,000 shares of Class B Common Stock issuable upon exercise of options which have not vested and are not subject to vesting within the next 60 days.

(10) 24,550 of such Common Stock shares are subject to a voting proxy granted to Anthony J. Scotti. Includes 24,550 time vesting Common Stock options which have vested. Does not include 20,200 shares of Common Stock issuable to Mr. F. Scotti upon exercise of options which have not vested and are not subject to vesting within the next 60 days. Further, does not include 50,000 shares of Class B Common Stock issuable upon exercise of options which have not vested and are not subject to vesting within the next 60 days.

(11)     As disclosed on Schedule 13D, dated August 12, 1994.

                              PLAN OF DISTRIBUTION

         The Company will receive no proceeds from the sale of the Shares by the Selling Stockholders. The Selling Stockholders may sell the Shares offered hereby from time to time in transactions which may involve crosses or block transactions in the Nasdaq market, in transactions otherwise than in the Nasdaq market, through the writing of options on the Shares (whether such options are listed on an options exchange or otherwise), or in a combination of such methods of sale or otherwise, at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. The Selling Stockholders may effect such transactions by selling the Shares to one or more purchasers or through underwriters, broker-dealers or agents and such underwriters, broker-dealers or agents may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders and/or the purchasers of the Shares for whom they may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of the customary commissions). The Selling Stockholders and any underwriters, broker-dealers or agents that participate with the Selling Stockholders in the distribution of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act and any commissions received by them and any profit on the resale of the Shares commissioned by them may be deemed to be underwriting commissions or discounts under the Securities Act. The registration of the Shares under the Securities Act shall not be deemed an admission by the Selling Stockholders or the Company that the Selling Stockholders are "underwriters" for purposes of the Securities Act of any Shares offered under this Prospectus. The Selling Stockholders will pay any transaction costs associated with effecting any sales that occur. Brokers' commissions and dealers' discounts, taxes and other selling expenses to be borne by the Selling Stockholders are not expected to exceed normal selling expenses for sales on the Nasdaq market or otherwise, as the case may be.

         At the time a particular offer of the Shares is made, a Prospectus Supplement, to the extent required, will be distributed which will set forth the aggregate amount and type of the Shares being offered, the names of the Selling Stockholders, the purchase price, the amount of expenses of the offering and the terms of the offering, including the name or names of any underwriters, broker-dealers or agents, any discounts, commissions and other items constituting compensation from the Selling Stockholders and any discounts, commissions or concessions allowed or reallowed or paid to dealers.

         The Selling Stockholders are not restricted as to the price or prices at which they may sell their Shares. Sales of such Shares may have an adverse effect on the market price of the Common Stock. Moreover, subject to Rule 144, the Selling Stockholders are not restricted as to the number of Shares that may be sold at any one time, and it is possible that a significant number of Shares could be sold at the same time which may also have an adverse effect on the market price of the Company's Common Stock.


                          DESCRIPTION OF CAPITAL STOCK

         The following description of the Company's capital stock is not complete and is qualified in all respects by the provisions of the Company's Restated Certificate of Incorporation, as amended, and its Restated Bylaws, copies of which have been attached as exhibits to the documents incorporated herein by reference and to which reference is made for a detailed description of the provisions thereof summarized below.

GENERAL

         The authorized capital stock of the Company consists of 40,000,000 shares of Common Stock, consisting of (i) 20,000,000 shares of Common Stock having a par value of $0.0001 per share and (ii) 20,000,000 shares of Class B Common Stock having a par value of $0.0001 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share. As of January 9, 1997, 6,887,195 shares of Common Stock (including 30,000 treasury shares) and 5,720,000 shares of Class B Common Stock (including 528,200 treasury shares) were issued and outstanding and at the date hereof, there are no shares of preferred stock which have been issued and which are currently outstanding. The Board of Directors, without further action by the stockholders, is authorized to issue preferred stock in one or more series and to designate as to any such series the dividend rate, redemption prices, preferences on liquidation or dissolution, sinking fund terms, conversion rights, voting rights and any other preferences or special rights and qualifications.

COMMON STOCK

         The Common Stock has no preemptive rights and no redemption, sinking fund or conversion provisions. All shares of Common Stock have one vote on any matter submitted to the vote of stockholders. The Common Stock does not have cumulative voting rights. Upon any liquidation of the Company, the holders of Common Stock are entitled to receive, share for share with the holders of shares of Class B Common Stock on a pro rata basis, all assets then legally available for distribution after payment of debts and liabilities and preferences on preferred stock, if any. Holders of Common Stock are entitled to receive dividends share for share with the holders of shares of Class B Common Stock when and as declared by the Board of Directors out of funds legally available therefor (subject to the prior rights of preferred stock, if any). If the Company obtains necessary Nasdaq approval, shares of Common Stock will be convertible into an equal number of shares of Class B Common Stock.
See "--Class B Common Stock." All shares of Common Stock are fully paid and nonassessable. As of September 12, 1996 there were approximately 70 registered holders of Common Stock.


CLASS B COMMON STOCK

         The Class B Common Stock has no preemptive rights and no redemption, sinking fund or conversion provisions. Except as otherwise required by law, the shares of Class B Common Stock have no voting rights. Under Delaware law, holders of Class B Common Stock are permitted to vote on amendments to the Company's certificate of incorporation, whether or not they are entitled to vote thereon by the certificate of incorporation, if such amendment would, among other things, alter or change powers, preferences, or special rights of such class. The Class B Common Stock shall be automatically converted into shares of Common Stock on a share for share basis upon certain changes in
control (as defined) of the Company.   As defined a "change in control" shall
mean (i) the beneficial ownership (as determined pursuant to Rule 13d-3 under the Exchange Act) of Anthony J. Scotti (and of members of his immediate family, including Benjamin J. Scotti and his immediate family) and Related Parties (which includes shares of Common Stock as to which Anthony Scotti from time to time, holds a proxy and any shares of Common Stock beneficially owned by Interpublic is less than 30% of the outstanding Common Stock (prior to any conversion of the Convertible Notes), (ii) the beneficial ownership of Anthony
J. Scotti and Related Parties is less than 20% of the outstanding Common Stock following conversion of any of the Convertible Notes (which percentage applies as a result of the conversion of a portion of the Convertible Notes prior to the date hereof), or (iii) if any person other than Anthony J. Scotti or any Related Person acquires more than 50% of the Common Stock. Upon any liquidation of the Company, the holders of Class B Common Stock are entitled to receive, share for share with the holders of shares of Common Stock on a pro rata basis, all assets then legally available for distribution after payment of debts and liabilities and preferences on preferred stock, if any. Holders of Class B Common Stock are entitled to receive dividends share for share with the holders of shares of Common Stock when and as declared by the Board of Directors out of funds legally available therefor (subject to the prior rights of preferred stock, if any). All shares of Class B Common Stock are fully paid and nonassessable. As of September 12, 1996 there were six registered holders of Class B Common Stock.

         In addition, the Company agreed with Interpublic, in connection with the Company's acquisition of Fremantle International, Inc. (the "Fremantle Acquisition") that Interpublic has the right to exchange a proportionate number of shares (calculated on a fully diluted basis) of Class B Common Stock acquired by Interpublic pursuant to the Fremantle Acquisition for shares of Common Stock in the event the Company consummates an acquisition of a business pursuant to which the Company issues shares of Common Stock in exchange for the assets or the capital stock of such business (a "Transaction"), provided, however, such shares shall not be exchangeable until the Company issues, in one or more Transactions, an aggregate of 1,000,000 shares (subject to proportionate increase or decrease for stock splits, stock dividends or combinations) of Common Stock. This contractual exchange right applies to Interpublic only and does not apply to any of the other holders of Class B Common Stock.

         In 1996, the Board of Directors and the stockholders of the Company approved an amendment to the Company's Restated Certificate of Incorporation, subject to Nasdaq approval, which would permit holders of Common Stock to convert each share of Common Stock held by such holder into one share of Class B Common Stock. No assurance can be made that Nasdaq approval will be obtained.

WARRANTS

         In accordance with the terms of the LBS Acquisition, the Company issued warrants to acquire up to an aggregate of 281,250 shares of its Common Stock to certain creditors of LBS and other third parties as follows: warrants to purchase 31,250 shares of Common Stock were issued to each of International Family Entertainment, Inc. and the unsecured creditors of LBS at an exercise price of $11.00 per share and warrants to acquire an aggregate of up to 218,750 shares of Common Stock were issued to the former senior secured creditor of LBS, The Bank of New York. The Bank of New York received the following put options: (i) with respect to warrants to acquire up to an aggregate of 156,250 shares of Common Stock, at $8.00 per warrant if the Company's reported cumulative pre-tax earnings reach $30.0 million at any time during the period beginning January 1, 1993 and ending December 31, 1995, for a total obligation of $1.3 million, and (ii) with respect to warrants to acquire up to an aggregate of 62,500 shares of Common Stock, at $4.00 per warrant beginning after December 31, 1993, for a total obligation of $0.3 million (which put was exercised resulting in the cancellation of such warrant). The remaining Bank of New York warrant was sold, without the remaining put option, to accounts managed by Arnhold and S. Bleichroeder, Inc.

SHARES AVAILABLE FOR FUTURE SALE

         The prevailing market prices of the Common Stock and Class B Common Stock could be adversely affected by the availability of shares for sale or actual sales of substantial amounts of Common Stock or Class B Common Stock by existing stockholders (including sales as a result of this offering).

         There are currently 6,857,195 shares of Common Stock outstanding after reflecting the conversion of $14.9 million principal amount of Convertible Notes into 1,353,124 shares of Common Stock, including 1,015,043 shares of Common Stock issued upon conversion of Convertible Notes since October 28, 1996, the date notice of the Company's intent to redeem the Convertible Notes was published. The Convertible Notes were redeemed on November 27, 1996. There are currently 5,191,800 shares of Class B Common Stock outstanding. The number of shares of Common Stock and Class B Common Stock outstanding is subject to increase upon exercise of outstanding warrants and options, including the options granted under the Company's 1991 Incentive Stock Option Plan and 1994 Stock Incentive Plan (collectively, the "Plans"). In addition, the number of shares of outstanding Class B Common Stock may increase, with a corresponding decrease in the number of outstanding shares of Common Stock, if the Company receives Nasdaq approval of the amendment to the Company's Restated Certificate of Incorporation permitting the conversion of shares of Common Stock into an equal number of shares of Class B Common Stock to the extent that holders of Common Stock determine to exercise such conversion rights. See "--Class B Common Stock."

         Of the currently outstanding shares of Common Stock, 2,301,035 shares are freely tradeable by non-affiliates without restriction under the Securities Act, or by the Selling Stockholders pursuant to this offering. All but 8,695 shares of the 1,353,124 shares of Common Stock issued upon conversion of the Convertible Notes are freely tradeable upon issuance without restriction under the Securities Act pursuant to an effective registration statement or exemption from registration. Of the currently outstanding shares of Class B Common Stock, 2,671,800 shares are freely tradeable by non-affiliates without restriction under the Securities Act. An additional 1,524,563 shares of Common Stock and 1,977,000 shares of Class B Common Stock are issuable pursuant to options and warrants, of which 1,243,863 shares of Common Stock and 114,000 shares of Class B Common Stock are vested and all such shares, upon vesting, may be freely tradeable upon issuance subject to Rule 144 of the Securities Act. The Company intends to file a Registration Statement on Form S-8 under the Securities Act to register the 2,250,000 Class B Common Stock shares authorized to be granted pursuant to the Company's 1994 Stock Incentive Plan. 1,550,000 shares of Common Stock have been previously registered on a Form S-8 for shares authorized to be granted pursuant to the Plans.

         Holders of an additional 4,556,160 outstanding shares of Common Stock and 2,520,000 shares of Class B Common Stock may sell their shares at any time subject to the volume, timing and manner of sale limitations under Rule 144 of the Securities Act. Pursuant to Rule 144, a person holding restricted shares of Common Stock or Class B Common Stock for a period of two years may sell every three months in "borrowers transactions" and/or "market maker" transactions (each as defined in Rule 144) an amount of a particular class of stock, equal to the greater of (i) one percent (1%) of the Company's issued and outstanding stock of such class or (ii) the average weekly reported trading volume of such class of stock during the four calendar weeks prior to such sale. Rule 144 also permits under certain circumstances, the sale of shares of Common Stock or Class B Common Stock without any quantity limitation by a person who is not an affiliate of the Company at the time of such sale and during the three months preceding such sale and who has satisfied a three-year holding period.

INDEMNIFICATION

         In accordance with Delaware General Corporation Law, the Company's Restated Certificate of Incorporation eliminates in certain circumstances the liability of directors of the Company for monetary damages for breach of their fiduciary duty as directors. This provision does not eliminate the liability of a director (i) for a breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions by the director not in good faith or which involve intentional misconduct or a knowing violation of law,
(iii) for a willful or negligent declaration of an unlawful dividend, stock purchase or redemption or (iv) for transactions from which the director derived an improper personal benefit. The Company also maintains directors and officers liability insurance.

TRANSFER AGENT AND REGISTRAR

         The Transfer Agent and Registrar for the Common Stock is Continental Stock Transfer & Trust Company.


                                 LEGAL MATTERS

         The validity of the Shares offered hereby will be passed upon for the Company by Kaye, Scholer, Fierman, Hays & Handler, LLP, 1999 Avenue of the Stars, Los Angeles, California 90067.


                            INDEPENDENT ACCOUNTANTS

         On July 16, 1996 the Company's Audit Committee and stockholders approved the engagement of Price Waterhouse LLP as its independent accountants for the year ending December 31, 1996, as a replacement of the Company's prior independent accountants, Ernst & Young LLP.

         The audit reports of Ernst & Young LLP on the consolidated financial statements of the Company for the two fiscal years ended December 31, 1995 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.

         Ernst & Young LLP audited the Company's 1995 and 1994 financial statements in addition to auditing financial statements for certain prior fiscal years. In connection with the Company's two most recent fiscal years ended December 31, 1995 and any subsequent interim period, the Company believes that there were no disagreements with Ernst & Young LLP on any manner of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which , if not resolved to their satisfaction, would have caused them to make reference to the subject matter of the disagreement. However, following discussions with Ernst & Young LLP subsequent to their termination, the Company notes two accounting matters which Ernst & Young LLP believes constitute disagreements within the meaning of Item 304 of Regulation S-K but which were both resolved to Ernst & Young LLP's satisfaction prior to the issuance of their reports on the aforementioned financial statements.

         The first matter involved certain communications between the Company and Ernst & Young LLP involving the Company's accounting during certain periods prior to the 1994 reporting period for the capitalization and deferral of advance royalties paid to recording artists. As recently as March 1996, the Company contended, subject to the receipt of additional information, that Ernst & Young LLP had recently interpreted such standards differently (and less restrictively) in dealings with another publicly traded music client. Ernst & Young LLP has advised the Company that such standards have been interpreted on a consistent basis in relation to all of its clients in accordance with generally accepted accounting principles.

         The second matter, in connection with the audit of the financial statements for the year ended December 31, 1995, involved a proposed reduction of $700,000 by the Company in the reserve accounts in the Recorded Music segment and an equal increase in the reserve accounts in the Television segment. After Ernst & Young LLP informed the Company's management that the full amount of the adjustment could not be supported, the Company did not make such adjustment.


                                    EXPERTS

         The consolidated financial statements of All American Communications, Inc. at December 31, 1995 and 1994, and for each of the three years in the period ended December 31, 1995, and the combined financial statements of the combined business of Mark Goodson Productions, L.P. and The Child's Play Company at December 31, 1995 and for the period from October 6, 1995 (inception) to December 31, 1995, both of which are included in All American Communications, Inc.'s Annual Report (Form 10-K) for the year ended December 31, 1995 have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon included therein and incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THIS OFFERING THAT IS NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY SELLING STOCKHOLDER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF ANY OFFER TO BUY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER TO SELL OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER TO SELL OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCE CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                             _____________________

                               TABLE OF CONTENTS

                                                                                                                            PAGE
AVAILABLE INFORMATION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1

INCORPORATION OF CERTAIN

         DOCUMENTS BY REFERENCE . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1

THE COMPANY . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3

RISK FACTORS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 5

SELLING STOCKHOLDERS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   10

PLAN OF DISTRIBUTION  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   11

DESCRIPTION OF CAPITAL STOCK  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   12

LEGAL MATTERS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   15

EXPERTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   15


                                  All American

                              Communications, Inc.


                        4,419,865 Shares of Common Stock

                    2,520,000 Shares of Class B Common Stock




                                __________, 1997

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSE OF ISSUANCE AND DISTRIBUTION

         The Shares to be offered hereto have been issued by the Company. The following table sets forth costs and expenses payable in connection with the sale and distribution of the outstanding securities being registered. All amounts are estimates except the Securities and Exchange Commission registration fee.

SEC registration fee                                             $23,536.80
Legal fees and expenses                                          $       *
Accounting fees and expenses                                     $       *
Blue Sky fees and expenses                                       $       *
Transfer agent and registrar fees                                $       *
Miscellaneous                                                    $       *
Total                                                            $       *
                                                                 ---------

---------------
* To be filed by amendment

         None of the expenses of sale and distribution of the Shares is to be borne by the Selling Stockholders.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Subsection (a) of Section 145 of the General Corporation Law of Delaware empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

         Subsection (b) of Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine that, despite the adjudication of liability, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

         Section 145 further provides that to the extent a director, officer, employee or agent of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that the corporation is empowered to purchase and maintain insurance on behalf of a director, officer, employee or agent of the corporation against any liability asserted against him or incurred by him in any such capacity or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under
Section 145.

         Article IV of the Registrant's Bylaws provides, in substance, for the indemnification of directors and officers of the Registrant to the fullest extent permitted by Delaware law.

         See Item 17 of this Registration Statement regarding the opinion of the Securities and Exchange Commission as to indemnification for liabilities arising under the Securities Act.

ITEM 16.  EXHIBITS

EXHIBIT NO.      DESCRIPTION
-----------
 3.1             Restated Certificate of Incorporation of the Registrant
                 filed on February 25, 1991 with the Secretary of State of
                 the State of Delaware (incorporated by reference to the
                 same numbered Exhibit to the March 1991 Form 10-Q).

 3.2             Restated Bylaws of the Registrant dated February 25, 1991
                 (incorporated by reference to the same numbered Exhibit to the March 1991 Form 10-Q).

 3.4             Certificate of Amendment to Restated Certificate of
                 Incorporation of the Registrant filed on March 20, 1992 with the Secretary of State of the State of Delaware
                 (incorporated by reference to the same numbered Exhibit to the Registrant's Amendment No. 1 to Form S-1 Registration
                 Statement filed with the Securities and Exchange Commission on April 3, 1992.)

 9.2 Modified Shareholders Agreement dated as of August 25, 1996 between the Company, Anthony J. Scotti, Benjamin J. Scotti,
                 Thomas Bradshaw, and Sydney D. Vinnedge.

 9.3 Irrevocable Proxy, dated August 25, 1996, by Myron Roth in favor of Anthony J. Scotti.

10.9 Registration Rights Agreement dated as of August 3, 1994 by and between All American Communications, Inc. and the Interpublic Group of Companies, Inc. (incorporated by reference to Exhibit 10.11 to the December 31, 1994 Form
                 10-K).

23.1             Consent of Ernst & Young LLP.

24               Power of Attorney (contained on page II-5).

ITEM 17.  UNDERTAKINGS

         (a) The undersigned Registrant hereby undertakes to:

                 (1) File, during any period in which it offer or sells securities, a post-effective amendment to this registration statement to:

                          (i) Include any prospectus required by Section 10(a)(3) of the Securities Act;

                          (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and

                          (iii) Include any additional or changed material information in the plan of distribution.

                 (2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

                 (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

                 (4) For purposes of determining any liability under the Securities Act, each filing of the Company's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (b) The undersigned Registrant hereby undertakes that:

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Santa Monica, State of California on January 14, 1997.



                                       ALL AMERICAN COMMUNICATIONS, INC.


                                       By /s/ THOMAS BRADSHAW
                                         ---------------------------------
                                         Thomas Bradshaw,
                                         Chief Financial Officer



                               POWER OF ATTORNEY

         The Registrant and each person whose signature appears below constitutes and appoints Thomas Bradshaw, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution for him or her and in his or her name, place and stead, in any and all capacities, to sign and file (i) any and all amendments (including post-effective amendments) to this Registration Statement, with all exhibits thereto, and all other documents in connection therewith, and (ii) any registration statement, and any and all amendments thereto, relating to the offering covered hereby filed pursuant to Rule 462(b) under the Securities Act of 1933, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite or necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

         In witness whereof, each of the undersigned has executed this Power of Attorney as of the date indicated.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated:

SIGNATURE                                  TITLE                                              DATE
/s/ ANTHONY J. SCOTTI                      Chairman of the Board, Chief Executive             January 14, 1997
------------------------------             Officer (principal executive officer)
Anthony J. Scotti

/s/ THOMAS BRADSHAW                        Director, Chief Financial Officer and              January 14, 1997
--------------------------------           Treasurer (principal financial officer and
Thomas Bradshaw                            principal accounting officer)


/s/ EUGENE P. BEARD                        Director                                           January 14, 1997
------------------------------
Eugene P. Beard

/s/ LAWRENCE E. LAMATTINA                  Director                                           January 14, 1997
---------------------------------------
Lawrence E. Lamattina

/s/ GORDON LUCE                            Director                                           January 14, 1997
-----------------------------
Gordon Luce

                                           Director                                           January __, 1997
------------------------------------
Timothy O'Donnell

/s/ DAVID A. MOUNT                         Director                                           January 14, 1997
---------------------------------
David A. Mount

/s/ MYRON I. ROTH                          Director                                           January 14, 1997
---------------------------------
Myron I. Roth

/s/ BENJAMIN J. SCOTTI                     Director                                           January 14, 1997
---------------------------------
Benjamin J. Scotti

/s/ SYDNEY D. VINNEDGE                     Director                                           January 14, 1997
------------------------------------
Sydney D. Vinnedge

                                 EXHIBIT INDEX

EXHIBIT NO.       DESCRIPTION  PAGE
3.1              Restated Certificate of Incorporation of the Registrant
                 filed on February 25, 1991 with the Secretary of State of
                 the State of Delaware (incorporated by reference to the
                 same numbered Exhibit to the March 1991 Form 10-Q).

3.2              Restated Bylaws of the Registrant dated February 25, 1991
                 (incorporated by reference to the same numbered Exhibit to the March 1991 Form 10-Q).

3.4              Certificate of Amendment to Restated Certificate of
                 Incorporation of the Registrant filed on March 20, 1992 with the Secretary of State of the State of Delaware
                 (incorporated by reference to the same numbered Exhibit to the Registrant's Amendment No. 1 to Form S-1 Registration
                 Statement filed with the Securities and Exchange Commission on April 3, 1992).

 9.2 Shareholders Agreement dated as of August 25, 1996 between the Company, Anthony J. Scotti, Benjamin J. Scotti, Thomas
                 Bradshaw and Sydney D. Vinnedge.

 9.3 Irrevocable Proxy, dated August 25, 1996, by Myron Roth in favor of Anthony J. Scotti.

10.9 Registration Rights Agreement dated as of August 3, 1994 by and between All American Communications, Inc. and the Interpublic Group of Companies, Inc. (incorporated by reference to Exhibit 10.11 to the December 31, 1994 Form
                 10-K).

23.1             Consent of Ernst & Young LLP.

24               Power of Attorney contained on page II-5.